Exhibit 99.1

VisionChina Media to Hold Annual General Meeting of Shareholders on December 21, 2012 in Hong Kong

BEIJING, Nov. 16, 2012 /PRNewswire/ — VisionChina Media Inc. (“VisionChina” or “the Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced it will hold its 2012 annual general meeting of shareholders at the offices of Simpson Thacher & Bartlett, 35/F ICBC Tower, 3 Garden Road, Central, Hong Kong, Hong Kong S.A.R., at 10:30 a.m. Beijing/Hong Kong time on December 21, 2012 (9:30 p.m. EST on December 20, 2012). The Company has fixed the close of business on November 26, 2012 as the record date for the determination of shareholders entitled to notice of, and to vote at, the 2012 annual general meeting of shareholders.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission (the “SEC”). VisionChina’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://www.visionchina.cn as well as on the SEC’s website at http://edgar.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are also available through the investor relations section of the Company’s website.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2012, VisionChina Media’s advertising network included 107,821 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

For investor and media inquiries, please contact:

In China:

Ms. Sharon Wu
VisionChina Media Inc.
Tel: +86-189-2677-2096
E-mail: sharon.wu@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86-135-1001-0107
E-mail: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: visn@ogilvy.com